EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,
	2009(a)	2008	2007	2006(a)	2005(a)
	(Dollars in thousands)

Earnings before fixed charges:

Income before income taxes (b)	$247,599	$193,574	$199,825	$149,480	$152,966

Interest and other debt expense	50,999	60,160	66,003	59,397	60,616

Interest portion of rental expense	435	1,318	2,004	1,741	1,268

Earnings before fixed charges (b)	$299,033	$255,052	$267,832	$210,618	$214,850

Fixed charges:

Interest and other debt expense	$50,999	$60,160	$66,003	$59,397	$60,616

Interest portion of rental expense	435	1,318	2,004	1,741	1,268

Capitalized interest	379	1,990	2,553	1,721	1,165

Total fixed charges	$51,813	$63,468	$70,560	$62,859	$63,049

Ratio of earnings to fixed charges (b)	5.77	4.02	3.80	3.35	3.41

(a)	Interest and other debt expense in 2009, 2006 and 2005 includes a loss on early extinguishment of debt of $1.3 million, $0.2 million and $11.2 million, respectively.
(b)	Amounts have been adjusted for the retrospective application of the change in the method of accounting for inventory for the plastic container business from LIFO to FIFO.